

November 30, 2010

By Facsimile (212.403. 2314) and U.S. Mail

David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

> **Re: Lions Gate Entertainment Corp.**
> **Definitive Proxy Statement on Schedule 14A filed November 19, 2010**
> **File No. 001-14880**

Dear Mr. Shapiro:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

1.   We have reviewed your letter dated November 24, 2010 (and filed with complete exhibits on November 26, 2010) responding to our verbal comment issued to you on November 23, 2010 asking how the Company's filing of a definitive proxy statement on November 19, 2010 was consistent with Exchange Act Rule 14a-6 and Interpretation I.G.2. in our July 2001 Interim Supplement to the Telephone Interpretation Manual publicly available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm. We issued such comment in light of filings made by Carl C. Icahn and persons affiliated with him (collectively, "Icahn") which led us to question whether the Company knew or reasonably should have known of Icahn's solicitation in opposition in connection with the annual meeting currently scheduled for December 14, 2010. We referred you to filings indicating Icahn intended to engage in such solicitation.

As noted in a telephone call with you this afternoon, we have reviewed your response letter, and we believe that the Company knew or reasonably should have known of

Icahn's solicitation in opposition.

2.   As indicated in our telephone call, we believe that the Company should refile the proxy statement in preliminary form. Such preliminary proxy statement should be filed with the Commission at least 10 calendar days prior to the date that definitive copies of the proxy statement are first sent or given to security holders. Please see Exchange Act Rule 14a-6.

3.   Please include in such preliminary proxy statement prominent disclosure indicating that any proxy cards previously submitted by a shareholders that accompanied the definitive proxy statement filed on November 19 will not be counted towards the election of directors. Also provide prominent disclosure that informs shareholders that in order for their proxy cards to be counted, they must sign and date new proxy cards that will accompany the new definitive proxy statement to be sent to shareholders. Please advise us in your response letter the procedures the Company will follow to insure that only appropriate proxy cards will be counted. For example, any and all proxy cards bearing a date that precedes the date that the new definitive proxy statement and proxy card are first sent or given to shareholders should not be counted.

4.   Please disclose in such preliminary proxy statement the existence of Icahn's solicitation in opposition. Please also provide the disclosure required by Item 4(b) and 5(b) of Schedule 14A.

5.   We also note disclosure in the definitive proxy statement filed on November 19, 2010 that subject to the discretion of the chairman of the annual meeting, shareholders must ensure that their proxies are received by IVS Associates no later than 10:00 am (Pacific Standard Time) on Friday, December 10, 2010, a date which is 2 business days and 4 calendar days in advance of the actual meeting. Please advise us of the Company's basis for imposing an early deadline for submission of proxies. Include in such a response the applicable provision in the British Columbia Business Corporations Act or the Company's governing instruments that contemplates this early deadline.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
November 30, 2010
Page 3

        In responding to our comments, please provide a written statement from the Company acknowledging that:

·   it is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Perry J. Hindin
                                        Special Counsel
                                        Office of Mergers & Acquisitions